Exhibit T3A.21

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:42 PM 12/30/2005
FILED 01:21 PM 12/30/2005
SRV 051076843 — 2531163 FILE
STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
CIT HEALTHCARE LLC
     1. The name of the limited liability company is CIT Healthcare LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. The limited liability company is to have perpetual existence.
     4. The date and time at which this Certificate of Conversion shall become effective is January 1, 2006 at 8:00 a.m. eastern standard time.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CIT Healthcare LLC this 30th day of December, 2005.

By:	/s/ Linda M. Seufert Authorized Person
Name:	Linda M. Seufert